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September 18, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michelle Lacko – Attorney-Advisor

Re:      OceanFreight Inc.
Amendment No. 2 to Form F-3
Filed September 18, 2009
File No. 333-160784

Dear Ms. Lacko:

OceanFreight Inc. (the “Company”) filed its registration statement, including exhibits thereto, on Form F-3 (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”) on July 24, 2009.  By letter dated August 20, 2009 (the “First Comment Letter”), the staff of the SEC (the “Staff”) provided comments to the Registration Statement.  On August 27, 2009, the Company filed a response to the First Comment Letter and an amendment (the “Amendment No. 1”) to the Registration Statement, along with revised Exhibit 5.1 and 8.1 opinions. By letter dated September 16, 2009 (the “Second Comment Letter”), the Staff provided comments to Amendment No.1 to the Registration Statement.  This letter responds to the Staff’s comments set forth in the Second Comment Letter, the relevant text of which is reproduced below in bold.  Concurrently with the filing of this letter, the Company is filing Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement, along with a revised Exhibit 8.1 opinion.

Registration Statement

Risk Factors, page 9

1.           We note your response to prior comment 1 and reissue. The risk factor section of your registration statement should discuss all known material risks which make the offering speculative or risky, including the dilution risk associated with this offering and possible future offerings. Please include a risk factor to disclose the dilution risk and provide quantitative disclosure regarding the dilution that may occur in the event that the selling shareholder sells all of its common shares.

We have added a dilution risk factor in response to the comment, on page 12 of the risk factor section.

Exhibit 8.1

2.           We note your response to prior comment 7; however, please revise your registration statement to state clearly that each material tax consequence being opined upon in the discussion in the tax consequences section which you incorporate by reference is counsel’s opinion and state the basis for counsel’s opinion. In addition, the disclosure that is currently incorporated by reference into your registration statement includes general statements about how entities will be treated under tax laws as well as your views as to how you will be treated under tax laws, but does not include any conclusions of a tax expert or counsel. Please revise or advise.

We have added the two tax-related risk factors entitled “United States tax authorities could treat the Company as a ‘passive foreign investment company,’ which could have adverse United States federal income tax consequences to United States holders” and “[t]he Company may have to pay tax on United States source income, which would reduce its earnings” on page 12 of the Risk Factors section. We have also added a new section entitled “Tax Considerations.”  These additions modify the tax disclosure that was previously incorporated by reference from the Company’s report on Form 6-K filed on June 16, 2009 and Form 20-F filed on March 23, 2009 by specifically attributing to Seward & Kissel LLP the legal opinions concerning the material tax consequences described therein.  The sub-section within “Tax Considerations” entitled “United States Federal Income Tax considerations” specifically identifies the United States Internal Revenue Code of 1986 and other sources as the basis on which the tax discussion is based.  Such opinions represent the conclusions of Seward & Kissel LLP as tax counsel.

3.           We note that Exhibit 8.1 and the discussion of tax consequences described in the company’s report on Form 6-K filed on June 16, 2009 and Form 20-F filed on March 23, 2009 relate only to shares of the company’s common stock; however, the registration statement relates to the public offering of common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units. Please confirm to us that it is counsel’s opinion that the tax consequences to an investor are not material as they relate to securities other than common stock or revise Exhibit 8.1 and your discussion in the prospectus to include such securities.

   As discussed with the Staff, the scope of the Exhibit 8.1 tax opinion is limited to opining on the tax consequences of an investment in the Company’s common shares, since the terms of the common shares are presently known.  The Exhibit 8.1 tax opinion does not cover the other types of securities covered by the Registration Statement since the terms of these securities are not yet known.  If such other types of securities are offered, the Company will include appropriate discussion of the material tax consequences in a prospectus supplement.

    In addition, we have added language in the section entitled “Tax Considerations” and in the sections providing a description of each security other than the common shares which states that any material tax consequences to an investor in connection with securities registered under the Registration Statement other than the common shares will be described in a prospectus supplement issued in connection with the offering such securities.  Furthermore, we undertake to specifically attribute the opinions expressed in such prospectus supplement to the Company’s tax counsel.

In addition, the Company has made typographical corrections and updates related to the passage of time in Amendment No. 2.

We are providing a marked copy of the changes made in Amendment No. 2 as well as in the Exhibit 8.1 opinion via email, and will also be filing the marked copy of Amendment No. 2 on EDGAR.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Christine Westbrook at (212) 574-1371 or Sri Katragadda at (212) 574-1675.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe Gary J. Wolfe

OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece

September 18, 2009
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michelle Lacko – Attorney-Advisor

Re:      OceanFreight Inc.
Amendment No. 2 to Form F-3
Filed September 18, 2009
File No. 333-160784

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, OceanFreight Inc.

By:	/s/ Antonis Kandylidis
Name:	Antonis Kandylidis
Title:	Chief Executive Officer and interim Chief Financial Officer

SK 25754 0002 1030696 v3